

# Performance of Infosys group for the Third Quarter ended December 31, 2007

S. Gopalakrishnan
*Chief Executive Officer and Managing Director*

S. D. Shibulal
*Chief Operating Officer*

Infosys

# Safe Harbour

Infosys

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, UK Pound and Euro, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarter ended June 30, 2007, September 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

# Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary



# Financial Performance

Infosys

# Highlights

- Infosys crosses US $ 3 billion in revenues in the first nine months
- Income was Rs. 4,271 crore for the third quarter ended December 31, 2007; YoY growth was 16.9%
- Net profit after tax was Rs. 1,231 crore for the quarter ended December 31, 2007; YoY growth was 25.2%
- Earnings per share increased to Rs. 21.54 from Rs. 17.64 for the corresponding quarter in the previous year; YoY growth was 22.1%
- 47 new clients were added during the quarter by Infosys and subsidiaries
- Gross addition of 11,683 employees (net 8,100) for the quarter by Infosys and subsidiaries
- 88,601 employees as on December 31, 2007 for Infosys and subsidiaries

# Financial Performance

Infosys

*In Rs. crore, except per share data*

| Particulars | December 31, | | Growth (%) | September 30, 2007 | Growth % in Q3 FY 2007 over Q2 FY 2007 |
|---|---|---|---|---|---|
| | 2007 | 2006 | | | |
| Income from software services, products and business process management | 4,271 | 3,655 | 16.9 | 4,106 | 4.0 |
| Software development and business process management expenses | 2,325 | 1,938 | 20.0 | 2,231 | 4.2 |
| GROSS PROFIT | 1,946 | 1,717 | 13.3 | 1,875 | 13.3 |
| Selling and marketing expenses | 205 | 236 | (13.1) | 283 | (27.6) |
| General and administration expenses | 349 | 285 | 22.5 | 308 | 13.3 |
| | 554 | 521 | 6.3 | 591 | (6.2) |
| OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST | 1,392 | 1,196 | 16.4 | 1,284 | 8.4 |
| Interest | - | - | - | - | |
| Depreciation | 153 | 141 | 8.5 | 144 | 6.3 |
| OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS | 1,239 | 1,055 | 17.4 | 1,140 | 8.7 |
| Other income, net | 158 | 59 | 167.8 | 154 | 2.6 |
| Provision for investments | - | - | - | - | - |
| NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS | 1,397 | 1,114 | 25.4 | 1,294 | 8.0 |
| Provision for taxation | 166 | 130 | 27.7 | 194 | (14.4) |
| NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS | 1,231 | 984 | 25.1 | 1,100 | 8.0 |
| Income on sale of investments (net of taxes) | - | - | - | - | - |
| NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST | 1,231 | 984 | 25.1 | 1,100 | 12.0 |
| Minority interest | - | 1 | - | - | - |
| NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST | 1,231 | 983 | 25.2 | 1,100 | 12.0 |
| EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each) | | | | | |
| Before exceptional items | | | | | |
| Basic | 21.54 | 17.64 | 22.1 | 19.26 | 11.8 |
| Diluted | 21.47 | 17.24 | 24.5 | 19.19 | 11.9 |
| After exceptional items | | | | | |
| Basic | 21.54 | 17.64 | 22.1 | 19.26 | 11.8 |
| Diluted | 21.47 | 17.24 | 24.5 | 19.19 | 11.9 |

* *Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*



# Operational Performance

Infosys

# Region wise Revenue

%

| | Q3 2008 | Q2 2008 | Q3 2007 |
|---|---|---|---|
| **North America** | **62.3** | 62.6 | 63.2 |
| **Europe** | **28.6** | 27.4 | 26.8 |
| **India** | **1.2** | 1.0 | 1.8 |
| **Rest of the world** | **7.9** | 9.0 | 8.2 |
| **Total** | **100.0** | 100.0 | 100.0 |

# Utilization Rates


100.0%
0.0%
70.3%
69.4%
77.8%
76.3%
Including training
Excluding training

| | Including training | Excluding training |
|---|---|---|
| Q2 2008 | 70.3% | 77.8% |
| Q3 2008 | 69.4% | 76.3% |

Q2 2008 Q3 2008

# Revenues by Project type

%

| | Q3 2008 | Q2 2008 | Q3 2007 |
|---|---|---|---|
| **Fixed Price** | **32.8** | 29.8 | 27.7 |
| **Time & Materials** | **67.2** | 70.2 | 72.3 |
| **Total** | **100.0** | 100.0 | 100.0 |

# Onsite-Offshore Revenue split

%

| | Q3 2008 | Q2 2008 | Q3 2007 |
|---|---|---|---|
| **Onsite** | **47.8** | 48.8 | 49.2 |
| **Offshore** | **52.2** | 51.2 | 50.8 |
| **Total** | **100.0** | 100.0 | 100.0 |

# Customer Concentration

Infosys

| | Q3 2008 | Q2 2008 | Q3 2007 |
|---|---|---|---|
| **Client contribution to revenues(%)** | | | |
| Top Client | **9.5** | 7.9 | 6.9 |
| Top 5 clients | **21.6** | 19.5 | 18.9 |
| Top 10 clients | **32.5** | 29.9 | 31.0 |
| **No. of clients*** | | | |
| 1 Million dollar + | **305** | 295 | 256 |
| 5 Million dollar + | **128** | 122 | 108 |
| 10 Million dollar + | **81** | 77 | 67 |
| 20 Million dollar + | **45** | 44 | 35 |
| 30 Million dollar + | **30** | 30 | 22 |
| 40 Million dollar + | **22** | 22 | 17 |
| 50 Million dollar + | **17** | 16 | 11 |
| 70 Million dollar + | **12** | 9 | 8 |
| 90 Million dollar + | **6** | 5 | 2 |
| 100 Million dollar + | **4** | 3 | 2 |
| 200 Million dollar + | **1** | 1 | - |
| Clients accounting for >5% of revenue | **1** | 1 | 1 |

** Last Twelve Months*



# Client Acquisition & Expansion of Services

Infosys

# Client Acquisition & Expansion of Services

- During the quarter, 47 clients were added.
- Customers, analysts and industry bodies commended Infosys for setting benchmarks in its strategy to enable customers to compete effectively in a dynamic market.
- An independent analyst has cited Infosys as a leader in SAP implementation services, noting that “Infosys’ SAP practice is aligned along verticals to ensure that clients get the benefit of its deep vertical process expertise.”
- Infosys moved up to No. 14 on FinTech 100, an international annual listing of the top 100 global application and service providers to the financial services industry.

# Client Acquisition & Expansion of Services

Infosys

- British Telecom and Infosys were awarded the National Outsourcing Association (NOA) award for Innovative Outsourcing Project of the Year 2007.
- Infosys entered the Balanced Scorecard Hall of Fame for Executing Strategy on the strength of its innovative strategy planning and execution capabilities
- Infosys was honored with the Sharpening Brand and Competitive Differentiation Marketing Excellence Award from the Information Technology Services Marketing Association (ITSMA) for its success in shifting its perception from a provider of offshoring services to that of a partner that helps companies reshape their businesses in a flattening world.
- Infosys entered into a multi-year multimillion-dollar contract with **a leading healthcare company** to provide application services and testing support for a critical business platform.
- A leading European bank selected Infosys as a preferred supplier to reduce the cost of ownership of its application portfolio across business lines
- **A leading global bank** used Infosys' expertise to build an application to mine and assimilate distributed customer data.

# Banking Products

Infosys

- Finacle®, the universal banking solution from Infosys, won five new clients – three from Asia Pacific, one from Europe and one from the Americas.

# Process innovation

Infosys

- During the quarter, Infosys applied for 16 patents in the US and India. With this, Infosys has filed an aggregate of 109 patent applications in both countries.



# Human Resources

# Human Resources

| | Q3 2008 | Q2 2008 |
|---|---|---|
| **Total employee strength** | **88,601** | 80,501 |
| **Software professionals** | **83,011** | 75,313 |
| **Gross addition** | **11,683** | 8,543 |
| **Net addition** | **8,100** | 4,530 |
| **Laterals** | **2,570** | 1,754 |
| **Attrition % LTM** | **13.7** | 14.2 |



# Capex and Infrastructure

# Capex and Infrastructure

- Capital expenditure of Rs. 325 crore was incurred during the quarter
- As on December 31, 2007, the company had 1,48,41,701* sq. ft of space capable of accommodating 70,321 employees and 86,19,018 sq. ft under completion capable of accommodating 29,791 employees



# Outlook

# Indian GAAP – Consolidated

Infosys

**Quarter ending March 31, 2008***

- Income is expected to be in the range of Rs. 4,477crore and Rs. 4,501crore; YoY growth of 18.7% – 19.3%
- Earnings per share** are expected to be Rs. 21.38; YoY growth of 5.3%

**Fiscal year ending March 31, 2008***

- Income is expected to be in the range of Rs. 16,627 crore and Rs. 16,651 crore; YoY growth of 19.7% – 19.9%
- Earnings per share*** are expected to be Rs. 81.07; YoY growth of 17.12%

** Conversion 1 $ = Rs. 39.41*

*** Including tax reversal of Rs. 124 crore for the quarter ended March 31, 2007. Excluding the tax reversal the Earnings per share will be Rs. 21.38 and Rs. 18.10 for the quarter ending March 31, 2008 and 2007 respectively; YoY growth of 18.1%*

**** Including tax reversal of Rs. 101and RS.125 crore for the year ended March 31, 2008 and 2007 respectively. Excluding the tax reversal the Earnings per share will be Rs. 79.30 and Rs. 66.86 for Fiscal 2008 and 2007 ; YoY growth of 18.6%*



# Summary

# Summary

Infosys

- Achieved yet another milestone by crossing three billion dollars in revenues in the first nine months
- Crossed a significant milestone reaching US$ 1 Billion in net profits in the last twelve months
- Our unique business model combined with our value proposition continues to help our clients grow profitably
- Operating margins improved despite the appreciating rupee
- Our continued focus on consulting and business solutions has augmented our capability to serve clients in a competitive marketplace
- Collective efforts in the last few years have resulted in better depth and breadth of talent availability in the market.



# Thank You

www.infosys.com

Infosys